Exhibit 99.3

April 7, 2014

Dear Valued Vocus Customer:

I’d like to share some exciting news about Vocus, Inc. (“Vocus”). Today, April 7, 2014, we are announcing that Vocus has entered into an agreement to be acquired by GTCR Valor Merger Sub, Inc., an affiliate of GTCR LLC (“GTCR”), pursuant to a tender offer transaction. Subject to the terms and conditions of the agreement, once this transaction is complete, Vocus will be a private company.

More details of this announcement can be found in our press release: http://www.prweb.com/releases/2014/04/prweb11739616.htm.

GTCR is a highly regarded, growth-oriented private equity firm with deep expertise in technology. They share values for the things that have always been important to us, including developing great products, delivering incredible customer service and developing talented employees. We believe there is a significant opportunity to leverage each other’s strengths. As a private company we can also be less quarterly driven, with more flexibility to make strategic investments to drive powerful innovation and achieve long-term success. GTCR is investing in Vocus because they believe in our ability to remain a market leader and continue our history of meeting customer needs with innovative cloud-based solutions. Vocus plans to continue to execute on current initiatives and introduce new initiatives to help our customers navigate an increasingly complex landscape of evolving communications and marketing channels.

We currently expect the transaction to close before the end of the second quarter of 2014.

We are proud of the company we have built and even more proud of the work we have done with you and your organization. We will continue to strive to deliver the high-quality solutions and service that you have come to expect from Vocus.

Sincerely,

Rick Rudman

Chairman and CEO

Important Information for Investors and Security Holders

The tender offer for the outstanding common stock of Vocus, Inc. has not yet commenced. This letter is neither an offer to buy nor the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Vocus common stock will be made only pursuant to an offer to purchase and related materials that GTCR Valor Companies, Inc. (“Parent”) and GTCR Valor Merger Sub, Inc. (“Purchaser”) intend to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Parent and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter Vocus, Inc. will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to Vocus, Inc. stockholders when available, and may also be obtained by contacting Vocus, Inc.’s Investor Relations Department at 12051 Indian Creek Court, Beltsville, Maryland 20705 Attention: Investor Relations, (301) 459-2590 or Investorrelations@vocus.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.